Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of Hypercom Corporation that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-171324) and related Prospectus of VeriFone Systems, Inc. related to the Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co., and to the incorporation by reference therein of our reports dated December 21, 2010, with respect to the consolidated financial statements of VeriFone Systems, Inc., and the effectiveness of internal control over financial reporting of VeriFone Systems, Inc., included in VeriFone Systems, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

January 10, 2011